UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V. (GAP)
ANNOUNCES RESULTS FOR THE SECOND QUARTER 2010

Guadalajara, Jalisco, Mexico, July 26, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today reported its results for the second quarter ended June 30, 2010.  Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards (“NIF”). All amounts are presented in nominal pesos.

Highlights for Second Quarter 2010 vs. Second Quarter 2009:

●
Revenues increased 23.1% (Ps. 173.4 million), mainly due to a 28.2% (Ps. 161.2 million) increase in revenues from aeronautical services, while non-aeronautical service revenues increased 6.8% (Ps. 12.1 million).

●
Cost of services declined 0.8% (Ps. 1.9 million), mainly as a result of a Ps. 12.9 million decrease in employee costs, offset by a Ps. 5.8 million increase in cost of services and a Ps. 3.6 million increase in maintenance costs.

●
Cost of government concession taxes rose 23.3% (Ps. 8.7 million) in 2Q10, as a consequence of the increase in total revenues. Similarly, the technical assistance fee increased Ps. 8.3 million increase (35.0%) driven by the combination of the increase in total revenues and a lower cost of services.

●	Operating income increased 53.2% (Ps. 130.8 million).

●
EBITDA increased 35.0% (Ps. 158.3 million), from Ps. 451.7 million in 2Q09 to Ps. 610.0 million in 2Q10, primarily due to an increase in total revenues and a lower cost of services.  The EBITDA margin increased from 60.2% in 2Q09 to 66.1% in 2Q10.

●
Net income increased 18.1%, (Ps. 26.9 million), while net income before taxes increased Ps. 188.3 million. However, this growth was offset by a Ps. 161.4 million increase in income taxes in 2Q10, derived from the increases in incurred and deferred income taxes during the quarter.

For more information please visit www.aeropuertosgap.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga Gargollo, Investor Relations Officer	Maria Barona /
Rodrigo Guzmán Perera, Chief Financial Officer	Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 880 1100 ext 216	Tel: 212 406 3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com
Follow us on Twitter. www.twitter.com/aeropuertosgap	www.twitter.com/iadviseIR for

Operating Results

During the second quarter of 2010, the Company registered an increase of 638.6 thousand total terminal passengers, representing a 14.6% increase compared to the same period of the previous year. Domestic and international passenger traffic increased 12.2% (358.3 thousand passengers) and 19.5% (280.3 thousand passengers), respectively.

It is important to mention that comparisons between the second quarter 2009 vs. 2010 were somewhat distorted due to the effects of the A/H1N1 virus health alert during the last week of April and the first weeks of May 2009. Since the situation did not recur in 2010, the quarters are not perfectly comparable.

Domestic passenger traffic in 2Q10 experienced a net increase of 358.3 thousand passengers compared to 2Q09, mainly due to increases at the airports of Guadalajara with 230.1 thousand additional passengers, Tijuana with 87.5 thousand additional passengers, La Paz with 27.6 thousand additional passengers, Los Mochis with 20.7 thousand additional passengers, Guanajuato with 13.1 thousand additional passengers, Aguascalientes with 5.5 thousand additional passengers, Morelia with 2.9 thousand additional passengers and Puerto Vallarta with 2.3 thousand additional passengers. These increases were offset by decreases at the airports of Hermosillo with 18.2 thousand fewer passengers, Los Cabos with 12.4 thousand fewer passengers, Mexicali with 0.5 thousand and Manzanillo with 0.2 thousand fewer passengers.

The increase in passenger traffic at the Guadalajara airport during 2Q10 was mainly the result of the addition of a route to Mexico City by Mexicana Link and VivaAerobus, as well as an increase in flight frequencies on the same route by Aeroméxico and Mexicana Click; the addition of a route to Tijuana by Mexicana Link and the increase in flight frequencies by Volaris and Aeroméxico; the addition of a route to Chihuahua by Mexicana Link; and the addition of a route to Cancun by VivaAerobus; as well as the increase in flight frequencies by Mexicana Link and Volaris. These increases were offset by the cancellation of operations to Culiacan by Aeroméxico Connect as well as the decrease in flight frequencies on this route by VivaAerobus and Mexicana Click.

With respect to the Tijuana airport, the increase was mainly generated by the addition of a route to Guadalajara by Mexicana Link and the increase in flight frequencies by Aeroméxico and Volaris; the addition of a route to Culiacan by Aeroméxico Connect, as well as the increase in flight frequencies to Culiacan by Volaris; and the addition of a route to Mexico City by Volaris.

The increase at the La Paz airport was mainly generated by the addition of a route to Guadalajara by Mexicana Link and VivaAerobus, as well as the opening of a route to Mexico City by Mexicana Link. VivaAerobus initiated operations to Mazatlan and Mexicana Link initiated operations to Tijuana.

The Los Mochis airport reported an increase in passenger traffic as a result of the addition of routes to Guadalajara and Tijuana by Mexicana Link and VivaAerobus, as well as the opening of a route to Monterrey by VivaAerobus and to Mexico City by Mexicana Link.

Regarding the Guanajuato airport, the increase in passenger traffic was mainly due to an increase in flight frequencies to Mexico City by Aeroméxico Connect.

On the other hand, the decrease in passenger traffic during 2Q10 at the Hermosillo airport was mainly due to a decrease in flight frequencies to Mexico City by Interjet, the termination of operations by Aviacsa and the decrease of flight frequencies to Monterrey by VivaAerobus.  The decline in passenger traffic at the Los Cabos airport was due to the cancellation of the route to Mexico City by Aeroméxico, and the decrease in flight frequencies to Toluca by Volaris and to Monterrey by VivaAerobus.

The decrease in the Mexicali airport was mainly due to a decrease in operations by Volaris to Toluca; and at the Manzanillo airport, the decline was due to the termination of operations by Magnicharters, which operated the route to Mexico City.

International passenger traffic experienced a net increase of 280.3 thousand passengers in 2Q10 compared to 2Q09. This increase was primarily due to an increase of 99.6 thousand passengers at Guadalajara, 96.1 thousand passengers at Los Cabos, 80.9 thousand passengers at Puerto Vallarta, 3.0 thousand passengers at Tijuana, 2.8 thousand passengers at Manzanillo, 2.0 thousand passengers at Morelia, 1.7 thousand passengers at Aguascalientes and 0.3 thousand passengers at Mexicali.  However, the Guanajuato, La Paz and Los Mochis airports reported a decrease of 4.5 thousand passengers, 1.5 thousand passengers and 0.2 thousand passengers, respectively.

With respect to the Guadalajara airport, the increase was due to the addition of routes to Los Angeles, Oakland and San Jose, California by Volaris. This is in addition to the increase in flight frequencies to Phoenix by Mesa Airlines and US Airways and to Dallas by American Airlines.

Regarding the Los Cabos airport, the increase in traffic was mainly due to the increase in flight frequencies to Los Angeles by American Airlines and Alaska Airlines, the increase in flight frequencies to Phoenix by US Airways, the increase in flight frequencies to Dallas by American Airlines and the addition of the route to Charlotte by US Airways.

The increase in passenger traffic at the Puerto Vallarta airport was mainly due to the increase in flight frequencies to Phoenix by US Airways, the increase of flight frequencies to Los Angeles by Alaska Airlines and to Dallas by American Airlines, as well as the addition of the route to Charlotte by US Airways.

The increase in international passenger traffic at the Tijuana airport was mainly due to the re-initiation of the route to Shanghai by Aeroméxico.

On the other hand, the decrease in traffic at the Guanajuato airport during 2Q10 was mainly due to the suspension of the route to Los Angeles by Aeroméxico.

Outlook

Based on the known plans for routes, total passenger traffic for 2010 is expected to increase between 5.5% and 7.0%.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Second Quarter 2010 Consolidated Results

Revenues for 2Q10 increased Ps. 173.4 million, from Ps. 749.8 million in the second quarter of 2009 to Ps. 923.2 million in the second quarter of 2010, an increase of 23.1%.

-
Aeronautical services revenues increased 28.2% (Ps. 161.2 million) in the second quarter of 2010, mainly due to the fact that 90.7% of the increase in total terminal passenger traffic occurred at the Guadalajara, Tijuana, Puerto Vallarta, Los Cabos and Guanajuato airports, which represent 96% of the increase in the average maximum tariff as compared to 2009, as a result of the end of negotiations and entry into force of new maximum rates effective on January 1, 2010.  Additionally, the Los Cabos and Puerto Vallarta airports, which have the two highest maximum tariff rates of the Company, reported a combined increase in terminal passenger traffic of 167.0 thousand passengers, representing 26.1% of the total increase in terminal passenger traffic.  The increase in aeronautical services revenues was mainly due to the increase of Ps. 179.5 million in revenues from passenger charges. This increase was offset by a decrease of Ps. 13.3 million in revenues from airplane landing fees and of Ps. 11.3 million for airplane parking fees.

-
Non-aeronautical services revenues increased 6.8% (Ps. 12.1 million) compared to the second quarter of 2009, mainly due to the increase in revenues from car parking which was a direct result of the increase in the number of total terminal passengers and the increase in revenues from leasing space to retailers and “duty free” stores, which combined increased Ps. 19.2 million. This increase was offset by decreases, as compared to 2Q09, of Ps. 4.5 million in revenues from leasing of spaces and Ps. 4.3 million in revenues from leasing space to time-share developers as the result of weakness in the real estate development sector as a consequence of the global financial crisis.

Total operating costs and expenses rose 5.1% (Ps. 15.1 million) in the second quarter of 2010 compared to the second quarter of 2009. This increase was mainly caused by increases in government concession taxes and technical assistance fees.

›	Cost of services decreased 0.8% (Ps. 1.9 million) compared to the second quarter of 2009, mainly due to the following:

●    Employee costs decreased 13.3% (Ps. 12.9 million) compared to the second quarter of 2009, due to the completion of the corporate restructuring, which established 6 regional airport managers rather than having one airport manager for each of the Company’s airports. As a result of the corporate restructuring during the second quarter of 2009, 6 airport managers were terminated and given annual bonuses, outstanding salaries and compensation, payments that were repeated in the second quarter of 2010. As a result, there were decreases of Ps. 3.9 million in annual bonuses paid, Ps. 3.1 million in employee compensation payments and Ps. 2.0 million in wages during the second quarter of 2010. Additionally, during the second quarter of 2010, there was a decrease of Ps. 2.0 million for the purchase of uniforms and security equipment.

●   Maintenance costs increased 8.8% (Ps. 3.6 million) compared to the second quarter of 2009, mainly as a result of costs associated with routine maintenance to passenger terminal buildings, aprons, airbuses, hallways and air conditioning units.

●   Service costs for the second quarter of 2010 rose 26.3% (Ps. 5.8 million) compared to the second quarter of 2009, mainly as a result of a Ps. 4.8 million increase in electricity rates.·

›
As a result of the increase in revenues, government concession taxes increased 23.3%, (Ps. 8.7 million), while the technical assistance fee increased 35.0% (Ps. 8.3 million) as a result of the increase in revenues and the reduction in costs.

The Company’s operating margin for the second quarter of 2010 increased 800 basis points, from 32.8% in the second quarter of 2009, to 40.8% in the second quarter of 2010.  EBITDA margin increased 590 basis points, from 60.2% during the second quarter of 2009 to 66.1% in the second quarter of 2010.

The comprehensive financing result had a positive variation of Ps. 58.1 million in the second quarter of 2010 compared to the second quarter of 2009, primarily because of the fact that during the second quarter of 2009 the Company had a Ps. 45.9 million exchange rate loss related to a 8.6% appreciation of the peso versus the U.S. dollar, while in the second quarter of 2010, the Company had an exchange rate gain of Ps. 4.7 million associated with a 1.5% depreciation of the peso versus the U.S. dollar. Thus, the fluctuation in the exchange rate resulted in a gain of Ps. 50.6 million. In addition, the Company reported an embedded derivatives gain of Ps. 13.7 million, as a result the fact that the Company’s publicity contract, which had been in U.S. dollars was renegotiated in pesos. These gains were offset by net interest gains that were Ps. 6.8 million lower than during the second quarter of 2009 due to the suspension, in 2009, of the construction of Terminal 4 at the Los Cabos airport. As a result, the interest for the loans for the investment was accounted for in the comprehensive financing result during the second quarter of 2010, while in the second quarter of 2009 this interest was accounted for as part of the investment.

Net income for the second quarter of 2010 was Ps. 26.9 million, or 18.1%, higher than during the second quarter of 2009, mainly due to an increase in income before taxes in the second quarter of 2010, which rose Ps. 188.3 million (94.9%) compared to the second quarter of 2009. The increase in income before taxes was offset mainly by a negative effect in deferred income tax related to the concession, fixed assets, improvements to the concessions, and other acquired rights for the recognition of inflation for tax purposes and not for book values, given that during the second quarter of 2010 there was deflation of 1% that resulted in a Ps. 82.6 million charge in the income tax line item. This charge when added to the ISR tax resulted in an income tax rate amount of Ps. 122.8 million for the second quarter 2010.

Summary of Consolidated Results for 2Q10 (in thousands of pesos):

Other Important Data for 2Q10 (in thousands of pesos):

Operating Costs for 2Q10 (in thousands of pesos):

First Half of 2010 Consolidated Results

Revenues for the first half of 2010 increased 13.7% (Ps. 224.4 million) compared to the first half of 2009, from Ps. 1,642.7 million to  Ps. 1,867.1 million.

-
Aeronautical services revenues, increased 17.7% (Ps. 224.4 million) during the first half of 2009, mainly due to the fact that during the first half of 2010, 87.0% of the increase in total terminal passenger traffic occurred in the airports of Guadalajara, Tijuana, Puerto Vallarta and Los Cabos; these airports represent 91.09% of the increase in the average maximum tariffs for 2010 as compared to 2009 that went into effect as a result of the close of negotiations beginning January 1, 2010.  Additionally, the Los Cabos and Puerto Vallarta airports, which have the two highest maximum tariff rates in the Company, reported a combined increase in terminal passenger traffic of 75.5 thousand additional passengers, representing 11.3% of the increase in total terminal passenger traffic.  The increase in aeronautical services was mainly due to an increase in passenger charges of Ps. 191.8 million, which represented 85.4% of the total increase in aeronautical services revenues, and to a lesser extent, to an increase in airplane landing fees, airplane parking fees and leasing of space to airlines, representing a combined increase of Ps. 24.0 million.

-
Non-aeronautical services revenues remained constant compared to the first half of 2009. The main changes were declines in the revenues from marketing, leasing of time-share sales spaces, food and beverage sales, communications and rental car services, resulting in a total decline of 9.8%, or Ps. 20.5 million.  This decline was offset by a 15.3% (Ps. 20.4 million) increase as compared to the first half of 2009 in income from car parking services resulting from the increase in the number of total terminal passenger traffic, retail stores and duty-free shops.

Total operating costs and expenses in the first half of 2010 increased 5.6% (Ps. 32.8 million) compared to the first half of 2009.  This increase was mainly a result of the increase in government concession taxes and the technical assistance fee.

›	Cost of services increased 2.5% (Ps. 11.5 million) during the first half of 2010 compared to the first half of 2009, mainly due to the following:

● Employee costs increased 1.5% (Ps. 2.7 million) compared to the first half of 2009. This was due to a Ps. 6.8 million increase in wages in salaries during the first half of 2010, which was offset by the completion of the corporate restructuring, which increased compensation and severance payments by Ps. 3.0 million, which was not the case in the first half of 2010.

● Maintenance costs increased 10.8% (Ps. 9.0 million) compared to the first half of 2009, mainly as a result of routine maintenance costs for passenger terminal buildings, aprons, air buses, hallways and air conditioning units, primarily.

● Services costs increased 20.3% (Ps. 8.2 million) compared to the first half of 2009, mainly due to higher electricity rates during the first half of 2010 that resulted in an increase cost of Ps. 6.8 million.

● Other operating costs decreased 8.0%, (Ps. 7.9 million), mainly due to a Ps. 4.8 million decrease in the reserve for doubtful accounts, a Ps. 2.0 million reduction in professional services and Ps. 4.4 million due to the cancellation of the lease and the subsequent purchase of the Common User Terminal Equipment at the Guadalajara and Puerto Vallarta airports.  Other operating costs were offset by an increase of Ps. 1.9 million in reimbursable expenses.

›
As a result of the increase in revenues, government concession taxes increased 13.8% (Ps. 11.2 million), while the technical assistance fee increased 18.2% (Ps. 10.1 million), due to the increase in total revenues and the reduction in costs.

The Company’s operating margin increased by 350 basis points due to an increase in operating income of Ps. 153.1 million, from 39.3% in the first half of 2009 to 42.8% in the first half of 2010.  EBITDA margin increased 590 basis points, from 64.2% in the first half of 2009 to 66.7% in the first half of 2010.

The comprehensive financing result decreased Ps. 2.2 million in the first half of 2010 compared to the first half of 2009, primarily due to a Ps. 22.9 million exchange rate loss related to the 4.3% appreciation of the peso versus the U.S. dollar during the first half of 2009, while in the first half of 2010 the Company reported an exchange rate loss of Ps. 9.0 million related to the 1.6% appreciation of the peso versus the dollar. Thus, the exchange rate fluctuation generated a positive effect of Ps. 13.9 million in the first half of 2010. In addition, the Company reported an embedded derivatives gain from commercial contracts in U.S. dollars of Ps. 19.9 million as a result of the fact that the Company’s publicity contract that had been denominated in U.S. dollars was renegotiated in pesos during May 2009. As a result, during the first five months of 2009 these contracts generated a loss in embedded derivatives, while for the same period of 2010, this effect did not take place.  The aforementioned gains were offset by net interest gains that were Ps. 36.1 million lower than during the first half of 2009 due to the signing of additional bank loans, lower interest rates in both pesos and U.S. Dollars, and the suspension of the construction of Terminal 4 at the Los Cabos airport in 2009, which caused the interest for the loans for the investment to be accounted for in the comprehensive financing result during the first half of 2010, while in the first half of 2009 this interest was accounted for as part of the investment.

Net income for the first half of 2010 rose by Ps. 176.6 million, or 31.9%, compared to the first half of 2009, mainly driven by an increase in net income before taxes of 25.0% (Ps. 162.6 million) compared to the first half of 2009.  The increase in net income was also the result of the combined benefit of deferred government concession taxes, fixed assets, improvements to concessions and other acquired rights for the recognition of inflation for tax purposes and not for accounting values.  Additionally, a change in the fiscal amortization rate at the Los Mochis airport of Ps. 77.5 million resulted in a Ps. 14.0 million reduction in income taxes despite an increase in the ISR tax of Ps. 53.1 million for the first half of 2010.

Summary of Consolidated Results for 1H10 (in thousands of pesos):
-

Other Important Data for 1H10 (in thousands of pesos):

Operating Costs for 1H10 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation (“SCT”) regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the first half of 2010 were Ps. 1,490.4 million, resulting from an average of Ps. 135.8 per WLU. Regulated revenues accounted for 79.8% of total revenues for the period. It is important to note that new maximum rates negotiated for the different airports for the 2010-2014 period became effective as of January 1, 2010.

The SCT annually reviews our compliance with the maximum rates; as of today, the SCT has notified the Company that it was in compliance for 2008.  The compliance review for 2009 has not yet been completed.

Balance Sheet

At the close of the first half of 2010, the Company had a balance of cash and cash equivalents of Ps. 2,828.7 million, of which Ps. 308.1 million are held in a trust designated for fulfilling the contract for the design and supply of the checked baggage inspection systems.   It is important to mention that this amount includes guarantee deposits of Ps. 249.5 million, which were made by airlines to the Company as a result of the new agreement for collecting airport usage fees that was signed during the fourth quarter of 2009 between the airports and each of the airports’ airline clients.

At the close of the first half of 2010, the Company’s principal assets consisted of the balance of the concession value in the amount of Ps. 16,541.2 million, rights to use airport facilities of Ps. 2,145.2 million and improvements to concession assets of Ps. 3,736.9 million. These balances represented approximately 57.0%, 7.4% and 12.9%, of total assets, respectively.

Deferred income and asset taxes increased Ps. 273.6 million in the first half of 2010 compared to the first half of 2009.  This was principally due to the change in NIF B-10 “Effects of Inflation” that went into effect during 2008, which caused the book value of the Concession and Rights to Use Airport Facilities to be less than the taxable value; thus generating a deferred income tax asset of Ps. 1,053.2 million.  This was offset by a change in the fiscal amortization rate at the Aguascalientes, La Paz and Mexicali airports during 2009, which resulted in a cancellation of deferred income tax from tax losses in the amount of Ps. 257.2 million less the effect of a change in the tax amortization rate at the Los Mochis airport in the amount of Ps. 77.5 million in 2010.

CAPEX

During the period between January and June 2010, the Company invested Ps. 439.2 million in capital investments, only considering those investments actually paid during the period, in accordance with NIF B-2 “Statement of Cash Flows.”

Recent Events

-
Regarding the new agreement for the collection of passenger charges, and as was discussed in the 1Q10 report; during the second quarter of 2010 GAP signed the agreement for the recognition and collection of passenger charges, with the airlines that were delayed in their payments to the Company. These agreements were signed and total payments from the airlines were received by GAP. During the first half of 2010, most of the airlines presented guarantees in the form of cash deposits, bonds and tangible assets. Now the airlines are current with all their payments to the Company.

-
In July 10, 2010, the Company was informed that Grupo México, S.A.B. de C.V. (BMV: GMexico) owned 58.3 million of the total number of 561 million Series B outstanding shares, representing 10.4% of GAP’s capital stock. As per Article 15 of the Company’s by-laws and at the request of Grupo México, Mr. Eduardo J. Gallastegui Armella was appointed to the Company’s Board of Directors, at the shareholders’ meeting held on July 22, 2010.

Changes in Accounting Policies

As of January 1, 2010, new NIFs became effective:

●	NIF C-1 “Cash and Cash Equivalents”
●	INIF 17 “Service Concession Contracts”

As well as improvements to 2009 NIFs:

●	NIF B-1 “Accounting Changes and Correction of Errors”
●	NIF B-2 “Statement of Cash Flows”
●	NIF B-7 “Business Acquisitions”
●	NIF C-7 “Investments in associated companies and other permanent investments”
●	NIF C-13 “Related Parties”

As of the date of this report, some of the NIF’s mentioned above, have been adopted by the Company; however, the full effects on the Company’s the financial information are still being determined.

* * *
Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP.”

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a First party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	2Q09	2Q10	Change	1H09	1H10	Change
Guadalajara						
Aeronautical services	194,181	266,409	37.2%	405,580	517,767	27.7%
Non aeronautical services	54,385	61,325	12.8%	112,253	120,004	6.9%
Total Revenues	248,566	327,734	31.8%	517,833	637,771	23.2%
Operating Income	104,974	156,655	49.2%	231,466	313,953	35.6%
EBITDA	169,510	241,081	42.2%	360,306	463,782	28.7%
Tijuana						
Aeronautical services	78,019	109,393	40.2%	159,321	202,584	27.2%
Non aeronautical services	20,968	22,407	6.9%	44,948	44,910	-0.1%
Total Revenues	98,987	131,799	33.1%	204,269	247,494	21.2%
Operating Income	17,744	49,175	177.1%	42,455	79,670	87.7%
EBITDA	52,312	84,882	62.3%	111,526	150,970	35.4%
Puerto Vallarta						
Aeronautical services	81,231	101,694	25.2%	228,024	251,135	10.1%
Non aeronautical services	33,928	37,048	9.2%	75,524	74,516	-1.3%
Total Revenues	115,159	138,742	20.5%	303,548	325,651	7.3%
Operating Income	48,035	71,093	48.0%	165,612	183,149	10.6%
EBITDA	76,861	100,211	30.4%	223,164	241,346	8.1%
Los Cabos						
Aeronautical services	93,715	115,876	23.6%	214,524	242,593	13.1%
Non aeronautical services	44,489	44,315	-0.4%	92,230	87,439	-5.2%
Total Revenues	138,204	160,190	15.9%	306,755	330,033	7.6%
Operating Income	79,918	94,299	18.0%	191,456	201,053	5.0%
EBITDA	101,384	117,856	16.2%	234,326	248,155	5.9%
Hermosillo						
Aeronautical services	32,621	34,044	4.4%	63,559	66,349	4.4%
Non aeronautical services	6,456	5,626	-12.9%	12,815	11,700	-8.7%
Total Revenues	39,077	39,670	1.5%	76,375	78,048	2.2%
Operating Income	8,741	8,538	-2.3%	18,493	16,968	-8.2%
EBITDA	19,166	20,315	6.0%	38,649	40,526	4.9%
Guanajuato						
Aeronautical services	27,338	31,351	14.7%	57,403	62,355	8.6%
Non aeronautical services	6,385	6,943	8.7%	13,480	13,513	0.2%
Total Revenues	33,722	38,294	13.6%	70,884	75,868	7.0%
Operating Income	7,381	13,500	82.9%	17,523	21,934	25.2%
EBITDA	17,162	23,916	39.4%	36,551	42,685	16.8%
Others (1)						
Aeronautical services	65,347	74,918	14.6%	137,543	147,651	7.3%
Non aeronautical services	10,774	11,844	9.9%	25,484	24,560	-3.6%
Total Revenues	76,121	86,762	14.0%	163,027	172,212	5.6%
Operating Income	- 19,078	- 3,509	-81.6%	- 20,373	- 11,862	-41.8%
EBITDA	12,920	31,028	140.2%	42,377	57,232	35.1%
Total						
Aeronautical services	572,452	733,684	28.2%	1,265,955	1,490,435	17.7%
Non aeronautical services	177,384	189,508	6.8%	376,734	376,643	0.0%
Total Revenues	749,836	923,192	23.1%	1,642,690	1,867,078	13.7%
Operating Income	247,714	389,751	157.3%	646,631	804,866	24.5%
EBITDA	449,314	619,291	37.8%	1,046,901	1,244,697	18.9%

(1)"Other" includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

Exhibit B: Consolidated Balance Sheet as of June 30 (in thousands of pesos):

1H09	1H10	Change	%
Assets				
Current assets				
Cash and temporary investments	1,646,550	2,828,783	1,182,233	71.8%
Financial investments held for trading purposes	242,946	236,947	- 5,999	-2.5%
Accounts receivable - net	353,677	392,441	38,764	11.0%
Other current assets	260,510	211,239	- 49,272	-18.9%
Total current assets	**2,503,683**	**3,669,410**	**1,165,726**	**46.6%**
Fixed assets - net	320,822	334,575	13,753	4.3%
Improvements to concessions - net	3,439,422	3,736,871	297,449	8.6%
Airport concessions - net	16,972,728	16,541,218	- 431,510	-2.5%
Rights to use airport facilities - net	2,233,606	2,145,173	- 88,433	-4.0%
Other acquired rights	824,746	809,720	- 15,026	-1.8%
Deferred income taxes and recoverable asset taxes	1,374,165	1,647,821	273,656	19.9%
Other assets	189,113	158,777	- 30,336	-16.0%
Total Assets	**27,858,286**	**29,043,565**	**1,185,279**	**4.3%**
Liabilities and Stockholders' Equity				
Current liabilities	835,040	1,030,207	195,167	23.4%
Long-term liabilities	887,941	1,502,057	614,116	69.2%
Total liabilities	**1,722,981**	**2,532,264**	**809,283**	**47.0%**
Stockholders' Equity				
Common stock	24,344,476	24,344,476	-	0.0%
Legal reserve	372,369	432,341	59,972	16.1%
Consolidated net income	554,195	730,746	176,552	31.9%
Retained earnings	-	1,003,737	1,003,737	100.0%
Reserve for share repurchase	864,264	-	- 864,264	100.0%
Total Stockholders' Equity	**26,135,305**	**26,511,301**	**375,996**	**1.4%**
Total liabilities and stockholders' equity	**27,858,286**	**29,043,565**	**1,185,279**	**4.3%**

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 27, 2010